

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 1, 2008

Mr. Thomas W. Florsheim, Jr.
Chief Executive Officer
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI 53201

Re: Weyco Group, Inc.
Form 10-K
Filed March 13, 2008
File No. 000-09068

Dear Mr. Florsheim:

    We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

                            Sincerely,

                            John Reynolds
                            Assistant Director